Exhibit 99.1

DouYu International Holdings Limited to Hold Annual General Meeting on December 7, 2021

Wuhan, China – Nov. 5, 2021/PRNewswire/ – DouYu International Holdings Limited (“Douyu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 22/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, 430073, People’s Republic of China on December 7, 2021 at 10 a.m. (Beijing Time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on November 8, 2021 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may access the Company’s annual report on the Company’s investor relations website at http://ir.douyu.com as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company by emailing Investor Relations at ir@douyu.tv.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

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